[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 10, 2014

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Merger and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GFI Group Inc.
Amendment No. 2 to Schedule TO-T filed by BGC Partners, L.P. and BGC
Partners, Inc.
Filed November 19, 2014
File No. 005-80318

Dear Mr. Orlic:

On behalf of our clients, BGC Partners, Inc. and BGC Partners, L.P. (collectively, the “Company”), we are providing the Company’s responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 26, 2014, with respect to Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) referenced above. Concurrently with the filing of this letter, the Company is filing Amendment No. 4 to the Schedule TO.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule TO.

1.	We note your response to prior comment 3. Without agreeing or disagreeing with your response, we believe that the question of the applicability of Rule 13e-3 to your tender offer should be revisited if there are any material changes to the offer following the addition of your nominees to the board of directors of GFI. Please also confirm your understanding that you will be subject to Rule 13e-3 with respect to any second-step transaction, whether or not the tender offer is subject to Rule 13e-3

Response: In response to the Staff’s comment, the Company confirms that any second-step transaction will not be able to rely on the exemption set forth in Rule 13e-3(g)(1) and any such transaction will be subject to Rule 13e-3 in accordance with its terms.

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

December 10, 2014

*        *        *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:	Stephen M. Merkel, BGC Partners, Inc.